Exhibit 99.3

*** Exercise Your Right to Vote *** Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 05, 2016 MARKIT LTD. MARKIT LTD. 4TH FLOOR, ROPEMAKER PLACE 25 ROPEMAKER STREET LONDON, EC2Y 9LY UNITED KINGDOM Meeting Information Meeting Type: Annual Meeting For holders as of: March 10, 2016 Date: May 05, 2016 Time: 9:00 AM LST Location: Davis Polk & Wardwell London LLP 5 Aldermanbury Square London, EC2V 7HR United Kingdom You are receiving this communication because you hold shares in the above named company. This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side). We encourage you to access and review all of the important information contained in the proxy materials before voting. See the reverse side of this notice to obtain proxy materials and voting instructions. 0000270372_1 R1.0.1.25

Before You Vote How to Access the Proxy Materials Proxy Materials Available to VIEW or RECEIVE: 1. Notice & Proxy Statement 2. 20F 3. Annual Review How to View Online: Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com. How to Request and Receive a PAPER or E-MAIL Copy: If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request: 1) BY INTERNET: www.proxyvote.com 2) BY TELEPHONE: 1-800-579-1639 3) BY E-MAIL*: sendmaterial@proxyvote.com * If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line. Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 21, 2016 to facilitate timely delivery. How To Vote Please Choose One of the Following Voting Methods Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow available and follow the instructions. Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. 0000270372_2 R1.0.1.25

Voting items The Board of Directors recommends you vote FOR the following: 1. Election of Directors Nominees 01 Timothy J.A. Frost 02 James A. Rosenthal 03 Anne Walker The Board of Directors recommends you vote FOR proposal: 2. To approve the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors, acting by the Audit and Risk Committee, to determine the remuneration of the independent auditors. NOTE: In their discretion, the proxies are authorized to transact other such business as may properly come before the Meeting or any adjournment thereof. 0000270372_3 R1.0.1.25

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